Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

December 19, 2017

Corporate Relationship Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/ 26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a press release on “Dr. Reddy’s announces it has reached a settlement with the US Government regarding company’s compliance with the Consumer Product Safety Act”.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills,	SAUNAK SAVLA	Calvin Printer
Hyderabad - 500034. Telangana, India.	saunaks@drreddys.com	calvinprinter@drreddys.com
	(Ph: +91-40-49002135	(Ph: +91-40- 49002121)

Dr. Reddy’s announces it has reached a settlement with the US Government regarding company’s compliance with the Consumer Product Safety Act

Hyderabad, India, December 19, 2017	For Immediate release

Hyderabad, India and Princeton, NJ, USA. (BSE: 500124, NSE: DRREDDY, NYSE: RDY)—The US subsidiary of Dr. Reddy’s Laboratories Ltd. announced today that it has reached a settlement with the US Government, in a case that is more than six years old, involving packaging for five blister-packed prescription products. In a joint filing by the parties, Dr. Reddy’s and the US Department of Justice agreed to the settlement of the action without any adjudication of any issue of fact or law.

Dr. Reddy’s has taken this investigation seriously, cooperating with the Government over the past six years. The safety of patients and consumers is of paramount importance to Dr. Reddy’s, and the Company firmly disagrees with the Government’s allegations. However, in order to avoid any unnecessary costs and the distractions of prolonged litigation, the company has chosen to settle the matter for USD five million. Dr. Reddy’s is not aware of any reports that any child gained access to these products as a result of the packaging or that any of the products caused children harm as a result of the packaging. These products have not been distributed in the packaging at issue since June 2012.

Dr. Reddy’s remains firmly committed to complying with all applicable requirements of the Consumer Product Safety Act, including applicable packaging and reporting requirements.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.